1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

RECEIVED
2008 AUG 13 P 3:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No: *82-34989*

[redacted]

08004330

2 August 2008

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

PROCESSED
AUG 15 2008
THOMSON REUTERS

SUPPL

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange and documents filed with the Registrar of Companies during the period 5 July 2008 to 1 August 2008. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

Sarah Carne
Deputy Company Secretary

dw 8/14

Word/sarah/dbpc/sec/l-usa

PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
16 January 2007	Stock Exchange Announcement – Trading Update	22 January 2007
17 January 2007	Stock Exchange Announcement – S.198	22 January 2007
19 January 2007	Stock Exchange Announcement – S.198	22 January 2007
22 January 2007	Annual Accounts for the year ended 2 September 2006	22 January 2007
31 January 2007	Stock Exchange Announcement – Major Interests	19 February 2007
7 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
15 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
23 February 2007	Stock Exchange Announcements – Directors Notifications of Interest (J Lovering, R Templeman & C Woodhouse)	5 March 2007
2 March 2007	Stock Exchange Announcment – Major Interests	5 March 2007
8 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
16 March 2007	Stock Exchange Announcement – Trading Statement	23 March 2007
21 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
23 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
13 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
17 April 2007	Stock Exchange Announcement – Interim Results	20 April 2007
17 April 2007	Stock Exchange Announcement – Resignation of Director	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
20 April 2007	Director Resignation filed with Registrar of Companies	1 June 2007

1 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
8 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
9 May 2007	Stock Exchange Announcements – Directors Notifications of Interest (M. Sharp)	1 June 2007
24 May 2007	Annual return – form 363a	1 June 2007
29 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
30 May 2007	Stock Exchange Announcement – Debenhams Store Visits	1 June 2007
30 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
4 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
6 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
7 June 2007	Stock Exchange Announcement – PDMR Shareholding	20 July 2007
12 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Dublin Store	20 July 2007
12 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
20 July 2007	Stock Exchange Announcement – Bauger Press Comment	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding`	13 September 2007
1 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
2 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
21 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007

29 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
17 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
18 September 2007	Stock Exchange Announcement – Trading Update	29 October 2007
21 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
26 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
8 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	288a and 288b filed with Registrar of Companies dealing with replacement of Secretary	29 October 2007
23 October 2007	Stock Exchange Announcement – Preliminary Announcement	29 October 2007
29 October 2007	Stock Exchange Annnouncement – PDMR Shareholding	29 October 2007
30 October 2007	Stock Exchange Announcement – Major Interests	13 December 2007
2 November 2007	Stock Exchange Announcement – Major Interests	13 December 2007
5 November 2007	Stock Exchange Announcement – Shareholder Mailing	13 December 2007
5 November 2007	Stock Exchange Announcement – Annual Information Update	13 December 2007
12 November 2007	Stock Exchange Announcement - Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Appointment of Managing Director	13 December 2007
4 December 2007	Stock Exchange Announcement – Results of AGM	13 December 2007
6 December 2007	Stock Exchange Announcement – Director Declaration	13 December 2007
6 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
17 December 2007	Stock Exchange Announcement – Major Interests	9 January 2008
27 December 2007	Stock Exchange Announcement – Blocklisting interim review	9 January 2008
27 December 2007	Stock Exchange Announcement – Block listing interim review	9 January 2008
7 January 2008	Registrar of Companies – Annual Accounts for the year ended 1 September 2007	9 January 2008
9 January 2008	Stock Exchange Announcement – Major Interests	9 January 2008
10 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
15 January 2008	Stock Exchange Announcement – Interim Management Statement	4 February 2008

22 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
25 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
5 February 2008	Stock Exchange Announcement – PDMR Notification	18 February 2008
6 February 2008	Stock Exchange Announcement – Major Interests	18 February 2008
6 February 2008	Stock Exchange Announcement – Investment in Debenhams – Milestone Resources Group	18 February 2008
8 February 2008	Form 288a filed with Registrar of Companies dealing with appoinntment of director	18 February 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
7 March 2008	Form 288c – A Spindler	27 May 2008
6 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
6 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
11 March 2008	Stock Exchange Announcement – Site Visit	7 April 2008
18 March 2008	Stock Exchange Announcement – Trading Update	7 April 2008
28 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
1 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
1 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
15 April 2008	Stock Exchange Announcement – Interim Results to 1 March 2008	27 May 2008
17 April 2008	Form 288c – P Eardley	27 May 2008
7 May 2008	Stock Exchange Announcement – Shareholder Mailing re Scrip Dividend Scheme	27 May 2008
28 May 2008	Registrar of Companies – Form 363a with accompanying CD of	7 July 2008

	members	
29 May 2008	Stock Exchange Announcement – Store Opening	7 July 2008
3 June 2008	Stock Exchange Announcement – Results of EGM	7 July 2008
9 June 2008	Stock Exchange Announcement – Notification of IMS date	7 July 2008
10 June 2008	Registrar of Companies – Form 353	7 July 2008
24 June 2008	Stock Exchange Announcement – IMS to 21 June 2008	7 July 2008
24 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
27 June 2008	Stock Exchange Announcement – PSP Block Listing return	7 July 2008
27 June 2008	Stock Exchange Announcement – ESOS Block Listing return	7 July 2008
30 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
30 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
30 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
1 July 2008	Stock Exchange Announcement – Listing Application	7 July 2008
4 July 2008	Registrar of Companies – Form 88(2) with accompanying list of allottees	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
10 July 2008	Registrar of Companies – Accounts for the periods ended 11 December 2006 and 4 July 2007	4 August 2008
14 July 2008	Stock Exchange Announcement – Major Interests	4 August 2008
15 July 2008	Stock Exchange Announcement – Major Interests	4 August 2008
15 July 2008	Stock Exchange Announcement – Major Interests	4 August 2008
31 July 2008	Stock Exchange Announcement – Voting Rights and Capital	4 August 2008
1 August 2008	Stock Exchange Announcement – Major Interests	4 August 2008

DEBENHAMS

1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

Our ref.: L-acs

10 July 2008

The Registrar of Companies
Companies House
Crown Way
Cardiff CF4 3UZ

Dear Sirs

Debenhams plc – Company Number 5448421

Please find enclosed for filing, Interim Accounts for the periods ended 11 December 2006 and 4 July 2007 as required by section 272(4) of the Companies Act 1985. We apologise for the delay in submitting these accounts.

For our records, I would be grateful if you would please stamp and return the extra copy of this letter in the pre-paid reply envelope provided as a means of acknowledging receipt.

Yours faithfully

Sarah Carne
Deputy Company Secretary

Encs

Debenhams plc

Interim Accounts to Support a Distribution by Debenhams plc

Financial period ended 4 July 2007

Registered Number: 5448421

Profit and loss account

For the financial period ended 4 July 2007

	Notes	4 July 2007 £m
Income from shares in group undertakings		**171.5**
Net interest		**(128.4)**
Profit before taxation		**43.1**
Taxation		**38.5**
Profit for the period	5, 6	**81.6**

Balance Sheet

As at 4 July 2007

	Notes	4 July 2007 £m
Fixed assets		
Investments		4,068.7
Financial Assets – Derivative financial instruments		25.2
		4,093.9
Current assets		
Debtors		258.7
		258.7
Creditors: amounts falling due within one year		(1,378.5)
Net current liabilities		(1,119.8)
Total assets less current liabilities		2,974.1
Creditors: amounts falling due after more than one year		(1,041.1)
Provisions for liabilities and charges		(7.8)
Net assets		1,925.2
Capital and reserves		
Called up share capital	4	0.1
Share premium account	5	682.9
Merger reserve	5	1,200.9
Hedging Reserve	5	17.6
Profit and loss account	5	23.7
Shareholders' funds – Equity interests	6	1,925.2

The interim accounts were approved by the board of directors on 1 July 2008 and were signed on its behalf by:

C K Woodhouse

Director

Notes to the interim accounts

For the period ended 4 July 2007

1. Basis of preparation of interim accounts

The financial information contained in this statement does not constitute statutory accounts are defined in section 240 of the Companies Act 1985. These unaudited interim accounts has been prepared on the basis of the accounting policies set out in the Company's statutory accounts for the year ended 2 September 2006 to determine if the proposed dividend payable on 4 July 2007 would be lawful under Companies Act.

2. Ongoing business

The directors have prepared forecasts, which reflect current performance, and these show the Company will continue to operate within its available resources for the foreseeable future. The directors therefore believe it is appropriate to prepare these interim accounts on a going concern basis.

3. Dividends

On 4 January 2007 the directors paid a final dividend in respect of the financial year ended 2 September 2006 of 2.4 pence per share, which absorbed £20.5 million of shareholders' funds.

The directors are proposing an interim dividend of 2.5 pence per share payable on 4 July 2007, which will absorb £21.5 million of shareholders' funds.

4. Share capital

At 4 July 2007 and 2 September 2006	£	Number
Authorised		
Ordinary shares of £0.0001 each	128,846	1,288,461,539
Issued and fully paid		
Ordinary shares of £0.0001 each	85,897	858,977,359

5. Reserves

	Share premium account £m	Merger reserve £m	Hedging reserve £m	Profit and loss account £m
At 3 September 2006	682.9	1,200.9	4.4	(37.4)
Profit for the period	-	-	-	81.6
Interim dividend paid (note 3)	-	-	-	(20.5)
Cash flow hedges – net fair value gains (net of tax)	-	-	13.2	-
At 4 July 2007	**682.9**	**1,200.9**	**17.6**	**23.7**

6. Reconciliation of movements in shareholders' funds

	4 July 2007 £m
Profit for the period	81.6
Interim dividend paid (note 3)	(20.5)
Retained profit	61.1
Cash flow hedges	13.2
Net increase to shareholders' funds	74.3
Opening shareholders' funds	1,850.9
Closing shareholders' funds	**1,925.2**

Debenhams plc

Interim Accounts to Support a Distribution by Debenhams plc

Financial period ended 11 December 2006

Registered Number: 5448421

Profit and loss account

For the financial period ended 11 December 2006

	Notes	11 December 2006 £m
Income from shares in group undertakings		**99.0**
Net interest		**(31.2)**
Profit before taxation		**67.8**
Taxation		**9.4**
Profit for the period	5, 6	**77.2**

Balance Sheet

As at 11 December 2006

	Notes	11 December 2006 £m
Fixed assets		
Investments		4,068.7
Financial Assets – Derivative financial instruments		9.2
		4,077.9
Current assets		
Debtors		213.2
Cash at bank and in hand		0.2
		213.4
Creditors: amounts falling due within one year		(1,320.2)
Net current liabilities		(1,106.8)
Total assets less current liabilities		2,971.1
Creditors: amounts falling due after more than one year		(1,039.0)
Provisions for liabilities and charges		(2.7)
Net assets		1,929.4
Capital and reserves		
Called up share capital	4	0.1
Share premium account	5	682.9
Merger reserve	5	1,200.9
Hedging Reserve	5	5.7
Profit and loss account	5	39.8
Shareholders' funds – Equity interests	6	1,929.4

The interim accounts were approved by the board of directors on 1 July 2008 and were signed on its behalf by:

C K Woodhouse

Director

Notes to the interim accounts

For the period ended 11 December 2006

1. Basis of preparation of interim accounts

The financial information contained in this statement does not constitute statutory accounts are defined in section 240 of the Companies Act 1985. These unaudited interim accounts has been prepared on the basis of the accounting policies set out in the Company's statutory accounts for the year ended 2 September 2006 to determine if the proposed dividend payable on 4 January 2007 would be lawful under Companies Act.

2. Ongoing business

The directors have prepared forecasts, which reflect current performance, and these show the Company will continue to operate within its available resources for the foreseeable future. The directors therefore believe it is appropriate to prepare these interim accounts on a going concern basis.

3. Dividends

The directors are proposing a final dividend in respect of the financial year ended 2 September 2006 of 2.4 pence per share, which will absorb an estimated £20.5 million of shareholders funds. The dividend will be paid on 4 January 2007.

4. Share capital

At 11 December 2006 and 2 September 2006	£	Number
Authorised		
Ordinary shares of £0.0001 each	128,846	1,288,461,539
Issued and fully paid		
Ordinary shares of £0.0001 each	85,897	858,977,359

5. Reserves

	Share premium account £m	Hedging reserve £m	Merger reserve £m	Profit and loss account £m
At 3 September 2006	682.9	1,200.9	4.4	(37.4)
Profit for the period	-	-	-	77.2
Cash flow hedges – net fair value gains (net of tax)	-	-	1.3	-
At 11 December 2006	**682.9**	**1,200.9**	**5.7**	**39.8**

6. Reconciliation of movements in shareholders' funds

	11 December 2006 £m
Profit for the period	77.2
Retained profit	77.2
Cash flow hedges	1.3
Net increase to shareholders' funds	78.5
Opening shareholders' funds	1,850.9
Closing shareholders' funds	**1,929.4**

RNS

REG-Debenhams plc Holding(s) in Company

Released: 14/07/2008

com:20080714:RnsN0485Z

RNS Number : 0485Z

Debenhams plc

14 July 2008

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

UBS Investment Bank

4. Full name of shareholder(s) (if different from 3):

UBS AG

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

8th July 2008

6. Date on which issuer notified:

10th July 2008

7. Threshold(s) that is/are crossed or reached

Non notifiable threshold

8. Notified details:

Class/type of shares

GB00B126KH97

Voting rights attached to shares

Situation previous to the Triggering Transaction:

52,519,165

Percentage of voting rights

6.004%

Resulting situation after the triggering transaction:

Number of voting rights Direct Non-notifiable, Indirect Non-notifiable

Percentage of voting rights Direct Non-notifiable, Indirect Non-notifiable

B: Financial Instruments

N/A

Total A +B

Number of voting rights Non-notifiable

Percentage of voting rights Non-notifiable

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

14. Contact Name/Telephone Number:

Paul Eardley

Company Secretary

Telephone 020 7408 3529

END

HOLILFLDDFISLIT

RNS Number : 1281Z
Debenhams plc
15 July 2008

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

Entry into a forward contract between Baugur Group hf and Landsbanki Islands hf.

3. Full name of person(s) subject to the notification obligation:

Baugur Group hf

4. Full name of shareholder(s) (if different from 3.):

Landsbanki Islands hf.

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

8 July 2008

6. Date on which issuer notified:

14 July 2008

7. Threshold(s) that is/are crossed or reached

6% threshold crossed on 8 July 2008

8. Notified details:

A: Voting rights attached to shares

N/A

B: Financial Instruments

Resulting situation after the triggering transaction:-

Type of financial instrument: Forward Contract

Expiration date: 11 September 2008

Exercise/conversion period/date: Anytime

No. of voting rights that may be

Acquired (if the instrument is

Exercised/converted): 57,547,879

%age of voting rights: 6.57%

Total A +B

57,547,879 = 6.57%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Baugur Group hf (6.57%)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

The notification is being made as a result of the entry into a forward contract between Baugur Group hf. and Landsbanki Islands hf.

14. Contact Name:

Paul Eardley

Company Secretary

15. Contact telephone number:

020 7408 3529

END

RNS Number : 1277Z
Debenhams plc
15 July 2008

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

Settlement of the total return swap arrangement over 57,547,879 ordinary shares between Baugur Group hf and UBS AG.

3. Full name of person(s) subject to the notification obligation:

Baugur Group hf

4. Full name of shareholder(s) (if different from 3.):

UBS AG

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

8 July 2008

6. Date on which issuer notified:

14 July 2008

7. Threshold(s) that is/are crossed or reached

3% threshold crossed on 8 July 2008

8. Notified details:

A: Voting rights attached to shares

N/A

B: Financial Instruments

N/A

Total A +B

0

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Baugur Group hf (6.57%)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

The notification is being made as a result of the settlement of the total return swap arrangement between Baugur Group hf. and UBS AG.

14. Contact Name:

Paul Eardley

Company Secretary

15. Contact telephone number:

020 7408 3529

END

RNS

REG-Debenhams plc Total Voting Rights

Released: 31/07/2008

com:20080731:Rnse3844A

RNS Number : 3844A

Debenhams plc

31 July 2008

Debenhams plc, Registration Number 5448421

Voting Rights and Capital

In accordance with DTR 5.6.1 Debenhams plc's capital consists of 874,770,325 ordinary shares of 0.01p each with voting rights. The increase of 15,795,966 relates to the issue of shares in lieu of the 2008 interim dividend. The Company does not hold any shares in Treasury.

The total number of voting rights in Debenhams plc is 874,770,325.

The above figure (874,770,325) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Debenhams plc under the FSA's Disclosure and Transparency Rules.

Paul Eardley

Company Secretary

31 July 2008

END

TVRFKDKBPBKDKON

RNS

REG-Debenhams plc Holding(s) in Company

Released: 01/08/2008

com:20080801:RnsA4823A

RNS Number : 4823A

Debenhams plc

01 August 2008

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Milestone Resources Group Ltd

4. Full name of shareholder(s) (if different from 3):

Mukesh Wadhumal Jagtiani

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

24 July 2008

6. Date on which issuer notified:

1 August 2008

7. Threshold(s) that is/are crossed or reached

10%

8. Notified details:

Class/type of shares

GB00B126KH97

A: Voting rights attached to shares

Situation previous to the Triggering Transaction: 85,483,155 ordinary shares of 0.01p each, Number of voting rights: 85,483,155.

Resulting situation after the triggering transaction: Number of shares 89,183,155 ordinary shares, Number of voting rights Direct 89,183,155, Indirect: None: Percentage of voting rights Direct 10.19%, Indirect 0%.

B: Financial Instruments

N/A

Total A +B

Number of voting rights 89,183,155 ordinary shares, % of voting rights: 10.19%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

n/a

Proxy Voting:

10. Name of the proxy holder: n/a

11. Number of voting rghts proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:n/a

13. Additional Information:

14. Contact Name/Telephone Number:

Paul Eardley

Company Secretary

Telephone: 0207 408 3529

END

HOLILFEFTRILIIT

END